

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2011

William P. Hankowsky
Chief Executive Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

     Re: Liberty Property Trust & Liberty Property Limited Partnership
             Form 10-K for Year Ended December 31, 2010
             File No. 001-13130 and 001-13132, respectively

Dear Mr. Hankowsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies</u>

<u>Capitalized Costs, page 26</u>

1.   Please tell us, separately, the amount of pre-construction costs, real estate taxes, and development related salaries that were capitalized for each year presented.

Revenue Recognition, page 26

2.   We note that capitalized above or below-market lease values are amortized as a component of rental revenue over the remaining term of the respective leases. Please provide additional details regarding your consideration of below market lease renewals. Within your response, please tell us how management assesses the likelihood of a tenant exercising it below market renewal option. Further, please tell us how probability assessments fluctuate as the difference between market rates and the renewal rates increase.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3629 with any questions.

Sincerely,

Kevin Woody
Accounting Branch Chief